October 4, 2004

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
Mail Stop 0309
450 Fifth Street, N.W.
Washington, DC 20549

        Re: CVS Corporation on Form S-4, File No. 333-119023

Dear Mr. Riedler:

        We are filing herewith Amendment No. 1 to the Registration Statement on Form S-4 to Form S-1 for CVS Corporation (the "Company"). We are writing this letter to respond to the comment letter of the Staff dated September 30, 2004 with respect to the Registration Statement. For your convenience, we have reproduced the Staff's comment preceding each response.

1.
We note that you are registering the new notes in reliance on the staff's position enunciated in Exxon Capital Holdings Corporation, SEC No-Action (May 13, 1988); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991); and Sherman and Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide a supplemental letter to the staff (i) stating that you are registering the exchange offer in reliance on the staff's position contained in these no action letters, and (ii) including the statements and representations substantially in the form set forth in the Morgan Stanley and Sherman & Sterling no-action letters.

        We supplementally confirm to the Staff that the Company is registering the exchange offer in reliance on the Staff's position enunciated in the Exxon Capital Holdings, Morgan Stanley & Co. and Shearman & Sterling no-action letters.

        We represent to the Staff that:

  (i)
  The Company has not entered into any arrangement or understanding with any person to distribute the new notes to be received in the exchange offer and, to the best of the Company's information and belief, each person participating in the exchange offer is acquiring the new notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the new notes to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware that if such person is participating in the exchange offer for the purpose of participating in a distribution of the new notes to be acquired in the exchange offer, such person (i) could not rely on the Staff position enunciated in Exxon Capital Holdings and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale.

  (ii)
  The Company will also make each person participating in the exchange offer aware that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities may participate in the exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with either Company or any of their affiliates to distribute the new notes. The Company will also make each person participating in the exchange offer aware (and will include in the letter of transmittal a statement to the effect) that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities and who receives new notes in exchange for such old notes in the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes.

2.
We note your disclosure in the prospectus that broker-dealers participating in the exchange offer must deliver a prospectus. Please be advised that broker-dealers who acquired the securities directly from the Company may not participate in the exchange of notes. Please supplementally confirm your understanding of this position and revise your registration statement accordingly.

        We confirm our understanding that broker-dealers who acquired the securities directly from the Company may not participate in the exchange of notes. In response to the Staff's comment, we have revised our registration statement accordingly.

* * * * *

        If you have any questions or comments about the foregoing, please do not hesitate to contact me at 401-770-3660 or Doug Sgarro at 401-770-5415.

Sincerely,
/s/ DAVID B RICKARD
David B. Rickard Executive Vice President, Chief Financial Officer and Chief Administrative Officer
cc:
Douglas A. Sgarro
Executive Vice President—Strategy
and Chief Legal Officer

Deanna Kirkpatrick
Davis Polk & Wardwell